Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$51,912	$48,117	$45,214	$38,173	$58,384	$56,143
Interest applicable to rentals	634	684	655	974	799	942

Total fixed charges, as defined	$52,546	$48,801	$45,869	$39,147	$59,183	$57,085

Earnings as defined:
Net Income	$82,624	$64,197	$111,866	$113,664	$96,334	$93,177
Add:
Provision for income taxes:
Total	56,049	74,953	77,115	68,853	83,310	76,692
Fixed charges as above	52,546	48,801	45,869	39,147	59,183	57,085

Total earnings, as defined	$191,219	$187,951	$234,850	$221,664	$238,827	$226,954

Ratio of earnings to fixed charges, as defined	3.64	3.85	5.12	5.66	4.04	3.98